SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
AMENDMENT NO. 3
to
ANNUAL REPORT
of
KfW
(Name of Registrant)
Date of end of last fiscal year: December 31, 2007
SECURITIES REGISTERED
(As of the close of the fiscal year)*

AMOUNT AS TO WHICH
	REGISTRATION IS	NAMES OF EXCHANGES ON
TITLE OF ISSUE	EFFECTIVE	WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
KRYSTIAN CZERNIECKI
Sullivan & Cromwell LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2007, as subsequently amended, by adding the text on pages 3 and 4 hereof to the “Recent Developments—KfW—Other Recent Developments” section of Exhibit (d).
This report is intended to be incorporated by reference into KfW’s prospectus dated April 9, 2007 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

Other Recent Developments
IKB
     Sale Process for Interest in IKB. On September 18, 2008, KfW’s Board of Supervisory Directors adopted the resolution recommended by its Executive Committee on August 20, 2008, to sell to an affiliate of Lone Star Funds (“Lone Star”), a U.S. private equity group, KfW’s equity interest in IKB Deutsche Industriebank AG (“IKB”). KfW’s Board of Managing Directors and Lone Star had signed the purchase agreement on August 21, 2008, subject to, among other conditions, the approval by KfW’s Board of Supervisory Directors. Further authorizations are still pending, including approval by the European Commission in respect of the compatibility of the transaction with state aid rules under the EC Treaty. KfW expects the sale of its equity interest in IKB to Lone Star to close in October 2008.
Global Financial Markets Crisis
On September 15, 2008, as a consequence of the ongoing crisis in the global financial markets, Lehman Brothers Holdings Inc. (“Lehman Brothers”) announced that it had filed a petition under Chapter 11 of the U.S. Bankruptcy Code. As of that date, KfW’s risk exposure to Lehman Brothers and its affiliates principally resulted from securities of Lehman Brothers held by KfW as financial assets and an open receivable under a currency swap transaction in the amount of USD 500 million. KfW regularly enters into swap agreements with major financial institutions in the ordinary course of its business in order to hedge interest rate and currency risks to which it is exposed. In connection with such a hedge transaction, KfW had entered into a Euro/U.S. dollar currency swap agreement with an affiliate of Lehman Brothers in July 2008. While the initial exchange of notional amounts under this currency swap had been fulfilled in July 2008, on September 15, 2008, the Lehman Brothers affiliate, as KfW’s counterparty, failed to complete the final exchange of notional amounts after KfW had paid EUR 319 million in accordance with its obligations under the currency swap agreement in the early morning of the same day.
     As of September 26, 2008, KfW recorded a risk provision in the amount of USD 386 million (equivalent to EUR 264 million) for potential losses arising out of its exposures to Lehman Brothers and its affiliates. Taking into account this risk provision, the decline of the market value of Lehman Brothers securities held by KfW and the risk provision of EUR 660 million recorded by KfW on August 21, 2008 in connection with the capital measures for IKB, KfW currently expects that it may have to record a consolidated loss for the full year 2008.
     On September 18, 2008, KfW’s Board of Supervisory Directors decided to suspend two members of the Board of Managing Directors, Dr. Peter Fleischer and Mr. Detlef Leinberger, who had both been responsible for risk management at different times, from their functions with immediate effect pending an investigation of the circumstances under which payment had been made by KfW to the Lehman Brothers affiliate under the currency swap on September 15, 2008. The Board of Supervisory Directors also expressed its support for the intitiative to submit the business procedures and organizational structure of KfW — in particular, with respect to its risk management — to an in-depth audit. This initiative had already been launched by Dr. Ulrich Schröder, who took office as Chairman of the Board of Managing Directors of KfW on September 1, 2008.
Board of Managing Directors
     On September 28, 2008, based on the results of the investigation of the circumstances of the currency swap payment by KfW on September 15, 2008 undertaken by KfW’s internal audit department, a law firm and external consultants, KfW’s Board of Supervisory Directors decided to remove the Managing Directors Dr. Fleischer and Mr. Leinberger from office and terminate their employment with immediate effect. The Managing Directors Dr. Norbert Kloppenburg and Mr. Wolfgang Kroh have temporarily assumed the functions of Dr. Fleischer and Mr. Leinberger.

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW
By:	/s/ Frank Czichowski
	Name:	Frank Czichowski
	Title:	Senior Vice President and Treasurer

By:	/s/ Jochen Leubner
	Name:	Jochen Leubner
	Title:	Vice President

Date: October 1, 2008